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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34261
CUSIP NUMBER 30049R209

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Evolving Systems, Inc.
Full Name of Registrant

Former Name if Applicable

9800 Pyramid Court, Suite 400
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The review of the information required to be presented in the Form 10-K for the annual period ending December 31, 2018 could not be completed and filed by April 1, 2019 without unreasonable effort and expense to the Registrant. Additional time is needed for the Registrant in order to permit the Registrant to complete its review and to present complete and accurate information in the Form 10-K for the annual period ending December 31, 2018. At the present time, the Registrant expects to file its Form 10-K with the Securities and Exchange Commission (the “SEC”) on or before April 16, 2019, the fifteenth calendar day following the due date of the Form 10-K.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark P. Szynkowski	(646)	202-3211
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We performed our annual goodwill impairment test as of July 31, 2018, at which time we had $25.0 million of goodwill. The fair value of the reporting unit was estimated using both market and income-based approaches. Due to a sustained decline in the market capitalization of our common stock during the fourth quarter of 2018, we performed an interim goodwill impairment test in accordance with the provisions of ASU 2017-04. The outcome of this goodwill impairment test resulted in a non-cash charge for the impairment of goodwill of $17.8 million, which will be recorded in the consolidated financial statements for the year ended December 31, 2018.

The company anticipates that, when filed, the Form 10K, will reflect total revenues for the year ended December 31, 2018 of approximately $30.6 million compared to total revenues of $28.8 million reported in 2017. The Company anticipates that it will show for the year ended December 31, 2018 an operating loss of $(16.0) million as compared to operating income of $5.4 million reported in 2017. The operating loss is primarily due to the goodwill impairment charge. Exclusive of the goodwill impairment loss, the Company anticipated positive results from operations.

The Company believes that the results contained herein are materially correct, however there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and the filing of the Company’s Form 10K.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of federal and state securities laws, including, without limitation, the Registrant’s expectations as to the timing of the completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Registrant’s plans, objectives, expectations (financial or otherwise) or intentions.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, (i) unanticipated factors that may delay the Registrant’s completion of its Form 10-K and audited financial statements; (ii) the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; and (iii) other factors described in Part I, Item 1A, “Risk Factors” of the Registrant’s Annual Report on Form 10-K filed with the SEC on April 2, 2018, its periodic reports on Form 10-Q filed with the SEC on May 15, 2018, August 14, 2018 and November 13, 2018, and any other information included or incorporated by reference therein, and information which may be contained in the Registrant’s other filings with the SEC. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either the foregoing items, or the risks identified in the Registrant’s SEC filings, to be a complete discussion of all potential risks or uncertainties associated with an investment in the Registrant. Unless required by law, the Registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Evolving Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2019	By	/s/ MARK P. SZYNKOWSKI
Mark P. Szynkowski
Senior Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).